                                              Filed by Franklin Investors
                                              Securities Trust, on behalf
                                              Franklin Floating Rate Daily
                                              Access Fund
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933

                                              Subject Company: Franklin
                                              Floating Rate Trust
                                              Commission File No. 811-08271

[FRANKLIN TEMPLETON INVESTMENTS LOGO]                  One Franklin Parkway
                                                       San Mateo, CA  99403-1906

                                                       tel  650/312.2000
                                                       franklintempleton.com

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For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800/342-5236.  Members of the media  should  contact  Matt  Walsh at  Franklin
Templeton Corporate Communications at 650/312-2245.
--------------------------------------------------------------------------------
                                                           FOR IMMEDIATE RELEASE

           Franklin Floating Rate Trust Announces Board Recommendation
           to Merge Fund into Franklin Floating Rate Daily Access Fund

     San Mateo,  CA,  December 7, 2004 -- Franklin  Floating  Rate Trust [XFFLX]
["Floating Rate Trust"], a registered closed-end  investment company,  announced that the Board of Trustees approved a proposal  providing for the reorganization of Floating  Rate Trust into  Franklin  Floating  Rate Daily Access Fund ["Daily
Access  Fund"],  a series of Franklin  Investors  Securities  Trust,  which is a registered  open-end investment company.  The proposed  reorganization  involves
Daily Access Fund's  acquisition of substantially  all of the assets of Floating
Rate  Trust in  exchange  for  Class A  shares  of Daily  Access  Fund,  and the distribution  of Class A shares of Daily Access Fund to shareholders of Floating
Rate Trust as a part of the  liquidation and dissolution of Floating Rate Trust.
This transaction,  which is expected to be tax-free,  is subject to the approval of the  shareholders  of  Floating  Rate  Trust.  If  approved,  shares  will be exchanged  based on the  respective  net asset values of Floating Rate Trust and
Class A shares of Daily Access Fund.

     Floating  Rate  Trust's  Board of  Trustees  plans to submit  the  proposed reorganization  of Floating  Rate Trust into Daily Access Fund to Floating  Rate
Trust's  shareholders at a special meeting,  currently expected to take place in
March or April  2005.  Any  solicitation  of proxies by  Floating  Rate Trust in connection with its  shareholder  meeting will be made only pursuant to separate proxy  materials  filed under federal  securities  laws. It is anticipated  that these  materials will be available in February 2005.  There can be no assurances that the  shareholders of Floating Rate Trust will vote in favor of the proposed reorganization.

     Since  Floating  Rate  Trust's  inception in October  1997,  the market for senior floating rate debt has matured and become more liquid.  Daily Access Fund was launched as a retail open-end fund investing in substantially the same types of securities in May 2001.  Management believes that there is no longer the need for the  redundancy of fund  offerings now presented by continuing to offer both
Floating Rate Trust and Daily Access Fund, and that the more  complicated,  less liquid  structure  of the  Floating  Rate  Trust  is no  longer  needed  in this instance.

     Franklin  Floating Rate Trust and Franklin  Floating Rate Daily Access Fund
are managed by Franklin  Advisers,  Inc., a wholly owned  subsidiary of Franklin
Resources,  Inc.  [NYSE:BEN],  a global  investment  organization  operating  as
Franklin Templeton  Investments.  Franklin Templeton Investments provides global and domestic investment management solutions managed by its Franklin, Templeton,
Mutual Series and Fiduciary  Trust  investment  teams.  The San Mateo,  CA-based company has more than 50 years of investment experience and over $371 billion in assets under  management as of October 31, 2004.  For more  information,  please call 1-800/DIAL BEN(R)or visit franklintempleton.com.

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